Exhibit 99.1

ProQR Announces Annual Meeting of Shareholders to be Held May 17, 2023

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 18, 2023 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer® RNA editing technology platform, today announced the Annual General Meeting (AGM) of Shareholders will take place on Wednesday, May 17, 2023 at 16:00 CET (10:00am EDT) at the offices of Allen & Overy LLP, in Amsterdam, the Netherlands.

All relevant documents and information for the meeting, including the notice and agenda and explanatory notes, are or will be made available in the “Investors & Media” section of ProQR’s website (www.proqr.com) under “Financials and filings” and then “Shareholder meeting”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders that wish to attend should register as described in the notice and agenda.

As part of the AGM, the Company highlights the following Supervisory Board updates:

•	Begoña Carreño, PhD, is nominated for election to the Supervisory Board. Dr. Carreño was most recently Global Business Development & Licensing Head (BD&L) in the Ophthalmology franchise at Novartis Pharma, AG, based in Basel, Switzerland. She has more than 20 years of pharmaceutical development and strategy leadership, having led BD&L efforts at Novartis across five different therapeutic franchises, as well as a proven track record in licensing deals and M&A. Before joining Novartis, she was the Head of External Pharmaceutical projects at Almirall (Barcelona, Spain). Dr. Carreño holds a PhD in Drug Delivery from the London School of Pharmacy (UK) and a BSc in Biochemistry from Keele University (UK).
•	Theresa Heggie is nominated for election to the Supervisory Board. In light of her anticipated re-election to the Supervisory Board, Ms. Heggie departed from the Management Team at the end of October 2022, where she served as the Chief Operating Officer, after originally joining the Management Team in 2021 as the Chief Commercial Officer. Prior to ProQR, she served as Chief Executive Officer of Freeline Therapeutics. She had senior commercial and operating roles at Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA and Shire where she built the EMEA rare disease business. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. She previously served on the ProQR Supervisory Board from 2019-2021.
•	Bart Filius is being nominated for re-election to the Supervisory Board. Mr. Filius has served on ProQR’s Supervisory Board since 2019. He joined Galapagos in 2014 as Chief Financial Officer and added the role of Chief Operating Officer in 2017, he was promoted to President and Chief Operating Officer in 2021. Prior to joining Galapagos, Mr. Filius held a variety of executive positions at Sanofi, where he was Vice President, Chief Financial Officer Europe, Country manager for The Netherlands and Vice President for Mergers & Acquisitions. Prior to joining Sanofi, Mr. Filius was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode University.
•	Antoine Papiernik, Chairman and Managing Partner at Sofinnova Partners, has indicated his planned rotation off the ProQR Supervisory Board at the upcoming AGM. He has served on ProQR’s Supervisory Board since 2014.

About Axiomer®

ProQR is pioneering a next-generation RNA base editing technology called Axiomer®, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer® EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, our Axiomer platform, and our product candidates and their therapeutic potential. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com